CITIZENS FINANCIAL GROUP, INC.

ONE CITIZENS PLAZA

PROVIDENCE, RI 02903

May 21, 2021

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Citizens Financial Group, Inc.
Registration Statement on Form S-4 (File No. 333-254994)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Citizens Financial Group, Inc. hereby requests acceleration of the effectiveness of the above-referenced Registration Statement so that it will become effective as of 4:00 p.m., Eastern Daylight Time, on May 25, 2021, or as soon thereafter as practicable.

Please contact me at (401) 824-0503 or Benjamin H. Weiner of Sullivan & Cromwell LLP at (212) 558-4000 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

CITIZENS FINANCIAL GROUP, INC.

By:	/s/ Malcolm Griggs
	Name:	Malcolm D. Griggs
	Title:	General Counsel and Chief Legal and Risk Officer

cc:	Robert W. Downes
Benjamin H. Weiner
(Sullivan & Cromwell LLP)